Exhibit 99.2
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2008
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 10, 2009.
2008 HIGHLIGHTS
•	Recorded net earnings of $958.1 million in the fourth quarter ($1.31 per share) and $1,475.6 million ($2.07 per share) in the year, compared to the 2007 net earnings of $256.5 million in the fourth quarter ($0.36 per share) and $460.1 million ($0.65 per share) in the year. Adjusted net earnings amounted to $84.4 million ($ 0.12 per share) in the fourth quarter of 2008 and $397.0 million ($0.56 per share) in the year. (1)

•	Operating cash flows from continuing operations of $247.9 million in the fourth quarter and $866.0 million in the year, compared to $229.6 million in the fourth quarter of 2007 and $650.7 million in the year. Operating cash flows before working capital changes of $230.5 million in the fourth quarter and $933.2 million in the year, compared to $327.1 million in the fourth quarter of 2007 and $864.7 million in the year. (2)

•	Gold production increased by 8%, to 691,800 ounces in the fourth quarter (2007 – 638,900 ounces) and by 1%, to 2,324,300 ounces, in the year (2007 – 2,292,600 ounces). (3)

•	Total cash costs (net of by-product copper and silver credits) of $323 per ounce in the fourth quarter (2007 – $195 per ounce) and $305 per ounce for the year (2007 – $163 per ounce). On a co-product basis, cash costs were $391 per ounce of gold for the year (2007 – $305 per ounce). (4)

•	On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd.

•	On February 14, 2008, the Company completed the disposition of its remaining 48% interest in Silver Wheaton.

(1)	Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings.

(2)	Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

(3)	Non-GAAP performance measure – includes the results of La Coipa to December 21, 2007, the date of disposition, which, for accounting purposes have been reclassified as discontinued operations.

(4)	The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. By-product cash costs are computed by deducting by-product copper and silver revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. Cash costs for 2008 have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page for 39 a reconciliation of total cash costs to reported operating expenses.
GOLDCORP     |     1

(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal and Los Filos gold mines and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include Cochenour at Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.
In light of the current economic crisis and uncertainty, gold has maintained its value. During the year, the Company sold 4% more ounces of gold than in 2007, with an average realized gold price of $868 per ounce, a 23% increase from 2007. In general, costs of operations have increased primarily due to inflation, offset by gains from the weakening of non-US dollar currencies in the locations in which the Company operates. The Canadian dollar and Mexican peso weakened by 20% and 34% respectively during the second half of 2008. A beneficiary of the current economic crisis is the US dollar, which has gained 15% against a basket of currencies since August 2008.
While Goldcorp’s financial performance has not been negatively impacted, the economic downturn has adversely affected other exploration stage or intermediate mining companies in which Goldcorp holds equity interests. In the third quarter of 2008, Goldcorp recorded an impairment loss of $22.7 million relating to an other than temporary decline in the fair value of one of its investments. In the fourth quarter, the Company recorded a further impairment loss of $7.0 million on this investment in addition to an $81.5 million impairment loss on its investment in New Gold. As part of the Company’s growth strategy, it will continue to leverage its resources by making strategic equity investments. Investments in equity securities represent 0.4% of the Company’s total assets as at December 31, 2008.
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008. This revision in proven and probable reserves is not expected to impact the production in 2009 due to the updated mine plan announced in the third quarter of 2008.
With a focus on prudent fiscal management and capital spending, the Company has temporarily deferred some spending at certain longer-term growth projects such as the Éléonore gold project, Cochenour at Red Lake and the open pit plans and potential Hollinger underground operation at Porcupine, while key near-term projects are being developed. The key near-term projects include the start-up of the first sulphide mill circuit at Peñasquito, construction of the Pueblo Viejo project and completion of the Red Lake underground development program. Sufficient resources have been allocated to the deferred projects in 2009 to maintain continuity of exploration, engineering and permitting programs, while maintaining the ability to accelerate development as market conditions improve.
2     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
Acquisition of Gold Eagle Mines Ltd.
On July 30, 2008, the Company entered into an agreement with Gold Eagle Mines Ltd. (“Gold Eagle”) to acquire Gold Eagle pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada, and furthers Goldcorp’s strategy to add high quality gold reserves and to pursue responsible growth in the districts where it already operates.
Gold Eagle shareholders approved the transaction on September 25, 2008, upon which Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders for a total consideration of $1.3 billion. The transaction was accounted for as an asset purchase for accounting purposes. The purchase consideration, net of cash, cash equivalents and non-cash operating working capital acquired, was allocated to mining interests. The assets and liabilities of Gold Eagle are assigned to and included in the Red Lake reporting unit.
Investment in New Gold Inc. (Formerly Peak Gold Ltd.)
Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was classified as available-for-sale for accounting purposes and valued at fair value, based on quoted market prices of the underlying shares. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc., with the combined company carrying on as New Gold Inc. (“New Gold”). Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold is classified as available-for-sale for accounting purposes. During the fourth quarter of 2008, the Company recorded an $81.5 million impairment loss on its investment in New Gold.
Disposition of Silver Wheaton Corp
On February 14, 2008, Goldcorp completed the disposition of 108 million common shares of Silver Wheaton to a syndicate of underwriters, at a price of C$14.50 per common share, for gross proceeds to Goldcorp of $1,571.0 million. This represents the sale of Goldcorp’s remaining 48% interest in Silver Wheaton and resulted in a gain of $136.5 million after tax ($292.5 million before tax).
The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue future growth opportunities.
Acquisition of Full Ownership of Porcupine and Musselwhite Mines
On December 21, 2007, the Company completed a transaction with Kinross Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $204.9 million in cash and working capital adjustments. The transaction enhances Goldcorp’s geographic focus in NAFTA countries, and exchanges an asset with a short-term mine life for the remaining joint venture interest in two long-life mining assets.
This acquisition resulted in a change in the Company’s accounting for Porcupine and Musselwhite from proportionate consolidation of its joint venture interests to consolidation of its full ownership of the mines commencing December 21, 2007.
GOLDCORP     |     3

(in United States dollars, tabular amounts in millions, except where noted)
Sale of Peñasquito Silver Stream
On July 24, 2007, Goldcorp completed an agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid by Silver Wheaton was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
As a result of this transaction, Silver Wheaton entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract. At December 31, 2008, Goldcorp no longer holds an interest in Silver Wheaton and is not obligated for this long-term debt. Accordingly its consolidated financial position and results of operations as at and for the year ended December 31, 2008 do not include these results.
At December 31, 2008, Peñasquito contained proven and probable silver reserves of 1,046 million ounces, measured and indicated silver resources of 370 million ounces, and inferred silver resources of 395 million ounces.
Acquisition of Glamis Gold Ltd.
On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed a transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Goldcorp issued 283.6 million common shares and 4.7 million stock options pursuant to the transaction for a total consideration of $8.2 billion. Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152 — Mining Assets – Impairment and Business Combination (“EIC 152”). An independent valuation of the assets acquired was completed in the latter part of 2007, supporting management’s allocation of the purchase consideration, and resulted in an adjustment to the preliminary allocation of the purchase consideration.
Acquisition of Certain Placer Dome Mining Assets
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, 92% of Goldcorp’s outstanding warrants at the time were exercised for net proceeds of
4     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
$454.9 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. By virtue of the transaction with Barrick, Goldcorp acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver/gold mine in Chile (see “Acquisition of Full Ownership of Porcupine and Musselwhite Mines” above for subsequent transactions with respect to these assets). Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share.
This business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with EIC 152. An independent valuation of the assets acquired was completed, supporting management’s allocation of the purchase consideration.
Acquisition of Virginia Gold Mines Inc.
On March 31, 2006, Goldcorp completed the acquisition of Virginia Gold Mines Inc. (“Virginia”) and retained the Éléonore gold project in Quebec, Canada. Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction for a total consideration of $405.9 million. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company, Virginia Mines Inc (“New Virginia”), for each issued and outstanding Virginia share.
GOLDCORP     |     5

(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1)

	2008(4)	2007(3)	2006(2)

Revenues	$2,419.6	$2,206.8	$1,649.4
Gold produced (ounces)	2,324,300	2,246,500	1,665,000
Gold sold (ounces)	2,304,700	2,211,000	1,674,000
Average realized gold price (per ounce)	$868	$703	$610
Average London spot gold price (per ounce)	$872	$695	$604
Earnings from operations	$506.0	$612.3	$446.7
Net earnings from continuing operations	$1,475.6	$375.4	$400.6
Net earnings from discontinued operations (1)	$—	$84.7	$7.7
Net earnings	$1,475.6	$460.1	$408.3
Earnings per share from continuing operations
– Basic	$2.07	$0.53	$0.92
– Diluted	$2.06	$0.53	$0.91
Earnings per share
– Basic	$2.07	$0.65	$0.94
– Diluted	$2.06	$0.65	$0.93
Cash flow from operating activities of continuing operations	$866.0	$650.7	$763.7
Total cash costs of continuing operations – by-product (per gold ounce) (5)(6)	$305	$188	$39
Total cash costs of continuing operations – co-product (per gold ounce) (5)(7)	$391	$305	$245
Dividends paid	$128.7	$126.9	$79.1
Cash and cash equivalents	$262.3	$510.8	$526.3
Total assets	$19,008.8	$18,952.2	$17,965.9

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP (1))
Revenues	$2,419.6	$2,335.6	$1,710.0
Gold Produced (ounces)	2,324,300	2,292,600	1,693,300
Gold Sold (ounces)	2,304,700	2,253,400	1,708,000
Total cash costs – by-product (per gold ounce) (5)(6)	$305	$163	$33
Total cash costs – co-product (per gold ounce) (5)(7)	$391	$305	$245

(1)	As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition.
Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes Goldcorp’s share of operating results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of operating results of El Sauzal, Marlin, San Martin and Marigold (67%) from
November 4, 2006, the date of acquisition.

(3)	Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition. Includes 100% of the operating results of Musselwhite and Porcupine after December 21, 2007.

(4)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(6)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(7)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
6     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Review of Annual Financial Results
For Goldcorp, 2008 has been a year focused on strategic capital management to secure the Company’s financial stability during these times of unprecedented economic volatility, while ensuring the progression of our key development projects. After substantial growth through the acquisition of certain Placer Dome assets and the Virginia and Glamis mines and projects in 2006, the Company was significantly transformed with substantial increases in revenue, gold production and sales, earnings, cash flows (before working capital adjustments) and total assets. The Company further augmented its asset portfolio with the acquisition of full ownership of the Porcupine and Musselwhite mines in 2007 and the Gold Eagle property in the third quarter of 2008. The disposition of Silver Wheaton in the first quarter of 2008 also served to simplify the Company’s corporate structure and strengthen its balance sheet. Net earnings for the year ended December 31, 2008 were $1,475.6 million or $2.07 per share, compared with $460.1 million or $0.53 per share in 2007. Compared to 2007, net earnings were impacted significantly by the following factors:
•	Revenues increased by $212.8 million, or 10% in the year ended December 31, 2008 as compared to 2007, primarily as a result of 24% higher realized gold prices and a 4% increase in sales volume, offset by 20% lower realized copper prices;

•	Operating expenses increased by 22%, to $1,164.2 million (2007 – $953.8 million), primarily due to the impact of the acquisition of additional interests in Porcupine and Musselwhite ($110.3 million) in December 2007, the commencement of commercial production at Los Filos ($71.9 million) and the export retention tax paid in Alumbrera commencing in December of 2007 ($38.3 million);

•	Production increased slightly, by 3%, compared to 2007. The production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite in December 2007 and the commencement of commercial production at Los Filos in the first quarter of 2008 were offset by the disposition of Peak and Amapari in the second quarter of 2007 and production shortfalls at the Red Lake and San Dimas mines due to lower grades, and Alumbrera due to the high gypsum content in the mined ore which resulted in lower grades;

•	The increase in sales volume increased depreciation and depletion by 7%;

•	Exploration expense increased by 56% to $66.5 million (2007 – $42.7 million), due to the expansion of the drilling program at Red Lake and the additional acquired interests in Porcupine and Musselwhite;

•	A $30.9 million after tax ($47.1 million before tax) write-down in the value of the Pamour open pit at Porcupine due to the loss of reserve ounces at December 31, 2008;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter of 2008, and higher interest income resulting from the higher cash and cash equivalents balance during the year;

•	A $1,070.9 million non-cash foreign exchange gain during the year ended December 31, 2008 on the revaluation of future income tax liabilities on mining interests primarily arising from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, compared to a $54.6 million non-cash foreign exchange loss in 2007;

•	A $2.6 million loss on non-hedge derivatives in 2008, compared to a $23.5 million loss in 2007;

•	A $111.2 million loss on securities due to the impairment of two of the Company’s investments in equity securities;

•	A $136.5 million after tax gain ($292.5 million before tax) from the disposition of the Silver Wheaton shares in the first quarter of 2008. In 2007, a $6.5 million after tax gain ($40.2 million before tax) was recorded on the disposition of the Peak and Amapari mines and a $9.1 million after tax gain ($10.8 million before tax) was recorded on the disposition of certain property at Porcupine;

•	The year ended December 31, 2007 included net earnings from discontinued operations of $84.7 million from La Coipa, which was disposed of on December 21, 2007.
GOLDCORP     |      7

(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $397.0 million for the year ended December 31, 2008, compared to $440.4 million in 2007. Adjusted net earnings were impacted by higher depreciation and depletion, higher exploration expense, lower interest expense and the disposition of La Coipa, as noted above. The increase in revenues resulting from the higher realized gold prices ($868 per ounce in 2008 compared to $703 per ounce in 2007) and higher sale volumes were offset by higher operating costs. Total cash costs (by-product basis) per ounce of $305 for the year ended December 31, 2008, as compared to $188 per ounce in 2007, increased significantly primarily due to lower by-product sales credits as a result of lower copper production and lower realized copper prices, increased labour costs, the increased cost of consumables, and unplanned maintenance costs. In addition to the factors noted above, adjusted earnings were also impacted by the higher effective tax rate in 2008 as a result of the higher taxes payable on the disposition of the Silver Wheaton shares of $155.9 million and the impact of the Ontario Harmonization tax, offset by the impact of the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million). When compared to 2006, gold production, revenues and net earnings were impacted by the significant increase in gold prices (2008 – 42%, 2007 – 15%), increase in total cash costs (by-product) due to lower realized copper prices and the inclusion of Placer Dome and Glamis assets for the full year.
QUARTERLY FINANCIAL REVIEW

			2008(1)
	Q1	Q2	Q3	Q4	Total

Revenues	$626.7	$631.7	$552.2	$609.0	$2,419.6
Gold produced (ounces)	521,900	553,200	557,400	691,800	2,324,300
Gold sold (ounces)	517,800	556,200	550,500	680,200	2,304,700
Average realized gold price (per ounce)	$932	$897	$865	$797	$868
Average London spot gold price (per ounce)	$925	$896	$872	$795	$872
Earnings from operations	$219.4	$136.2	$99.4	$51.0	$506.0
Net earnings	$229.5	$(9.2)	$297.2	$958.1	$1,475.6
Earnings (loss) per share (2)
– Basic	$0.32	$(0.01)	$0.42	$1.31	$2.07
– Diluted	$0.32	$(0.01)	$0.42	$1.31	$2.06
Cash flows from operating activities	$216.3	$184.7	$217.1	$247.9	$866.0
Total cash costs – by-product (per gold ounce) (3)(4)	$240	$308	$346	$323	$305
Total cash costs– co-product (per gold ounce) (3)(5)	$397	$432	$398	$358	$391

(1)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(2)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for information purposes only.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
8     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

			2007(1)(2)
	Q1	Q2	Q3	Q4	Total

Revenues	$474.2	$528.8	$524.0	$679.8	$2,206.8
Gold produced (ounces)	552,900	526,000	545,000	622,600	2,246,500
Gold sold (ounces)	527,000	536,900	524,000	623,100	2,211,000
Average realized gold price (per ounce)	$650	$665	$685	$797	$703
Earnings from operations	$125.4	$135.9	$155.4	$195.6	$612.3
Net earnings (loss) from continuing operations	$117.5	$(9.0)	$70.3	$196.6	$375.4
Net earnings from discontinued operations (2)	$7.4	$11.9	$5.5	$59.9	$84.7
Net earnings	$124.9	$2.9	$75.8	$256.5	$460.1
Earnings (loss) per share from continuing operations (3)
– Basic	$0.17	$(0.01)	$0.10	$0.28	$0.53
– Diluted	$0.17	$(0.01)	$0.10	$0.28	$0.53
Earnings per share (3)
– Basic	$0.18	$0.00	$0.11	$0.36	$0.65
– Diluted	$0.18	$0.00	$0.11	$0.36	$0.65
Cash flow from operating activities of continuing operations	$111.2	$120.9	$189.0	$229.6	$650.7
Total cash costs of continuing operations – by-product (per gold ounce) (4)	$217	$166	$160	$208	$188
Total cash costs of continuing operations – co-product (per gold ounce) (5)	$288	$304	$297	$327	$305

INCLUDING DISCONTINUED OPERATIONS (2)
Revenues	$505.6	$567.0	$554.1	$708.9	$2,335.6
Gold produced (ounces)	558,000	539,500	556,200	638,900	2,292,600
Gold sold (ounces)	531,300	546,400	537,200	638,500	2,253,400
Total cash costs – by-product (per gold ounce) (4)	$181	$133	$140	$195	$163
Total cash costs – co-product (per gold ounce) (5)	$288	$304	$297	$327	$305

(1)	Reflects Goldcorp’s 68% interest in Musselwhite and 51% interest in Porcupine to December 21, 2007, and 100% thereafter. Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(2)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(3)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
GOLDCORP     |     9

(in United States dollars, tabular amounts in millions, except where noted)
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2008 were $958.1 million or $1.31 per share, compared with $297.2 million or $0.42 per share in the prior quarter. Compared to the prior quarter, net earnings for the three months ended December 31, 2008 were impacted significantly by the following factors:
•	Revenues increased by $56.8 million, or 10%, as a result of a 24% and 107% increase in gold and copper sales volumes, respectively, partially offset by an 8% decrease in realized gold prices to $797 per ounce in the fourth quarter (third quarter – $865 per ounce) and a 60% decrease in realized copper prices;

•	$ 28.6 million increase in operating expenses, resulting primarily from higher sales volume ($46.3 million) and the write-down of inventory at San Martin which is in reclamation ($8.0 million), offset by the impact of the weakening Canadian dollar and Mexican Peso against the US dollar;

•	The 16% weakening of the Canadian dollar and the 26% weakening of the Mexican Peso against the US dollar positively impacted the earnings of the Canadian operations by approximately $20.2 million and the earnings of the Mexican operations by approximately $6.4 million when compared to the same period in 2007;

•	The increase in sales volume increased depreciation and depletion by 18%;

•	A $30.9 million after tax ($47.1 million before tax) write-down in the value of the Pamour open pit at Porcupine in the fourth quarter due to the loss of reserve ounces at December 31, 2008;

•	A $985.7 million non-cash foreign exchange gain in the fourth quarter on the revaluation of significant future income tax liabilities on mining interests arising from acquisitions, compared to a $240.2 million gain in the third quarter. The increase is primarily due to the weakening of the Mexican peso and the Canadian dollar;

•	Lower interest income in the fourth quarter due to lower cash balances;

•	An $88.5 million loss on securities in the fourth quarter due to the impairment of investments in equity securities, compared to a $22.7 million loss in the third quarter.

•	Adjusted net earnings were $84.4 million in the fourth quarter, compared to $64.7 million in the third quarter. In addition to the factors noted above, higher adjusted earnings are also the result of the lower effective tax rate in the fourth quarter as a result of the impact of the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million).
When compared to the fourth quarter of 2007, net earnings for the fourth quarter of 2008 increased by $701.6 million, or 274% (2007 net earnings – $256.5 million). The main factors contributing to the higher net earnings in the fourth quarter of 2008 are increased gold production and sales volumes (11% and 9% respectively) and a $985.7 million non-cash foreign exchange gain in 2008 compared to a $6.1 million foreign exchange loss in 2007 related to the revaluation of future income tax liabilities. Offsetting these increases are lower copper revenues ($75.9 million before tax, $53.1 million after tax) due to lower realized copper prices, higher operating costs due to the impact of inflationary increases on consumable costs, the impact of a $30.9 million after tax ($47.1 million before tax) write-down of mining interests at the Pamour open pit in Porcupine and an $88.5 million write-down in the Company’s investment in equity securities in the fourth quarter of 2008.
10     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (5)

Red Lake	2008	$535.8	629,200	618,300	$865	$231.5	$302
	2007	503.4	700,600	714,900	703	213.1	260
Porcupine (1)	2008	255.6	291,000	294,000	869	(34.2)	588
	2007	111.4	158,400	158,400	702	4.3	489
Musselwhite (1)	2008	184.6	210,500	214,000	862	21.2	611
	2007	107.4	155,700	154,400	695	10.8	491
San Dimas (2,3,4)	2008	92.6	86,700	88,800	870	30.0	405
	2007	116.2	135,300	132,300	691	4.5	238
Los Filos (3)	2008	189.2	213,600	215,100	871	58.3	407
	2007	19.1	71,800	27,300	693	7.8	322
El Sauzal	2008	239.3	274,200	274,100	868	96.1	149
	2007	217.8	306,900	306,500	704	73.6	120
Marlin (4)	2008	258.1	241,400	241,300	870	100.0	191
	2007	203.7	227,200	232,700	707	72.8	144
Peñasquito (8)	2008	—	20,000	—	—	—	—
	2007	—	—	—	—	—	—
Alumbrera (4)	2008	490.7	189,200	192,200	870	135.3	(449)
	2007	598.3	230,600	227,300	724	238.7	(684)
Marigold	2008	81.4	96,200	93,200	872	12.1	608
	2007	68.8	93,900	95,100	723	1.2	575
Wharf	2008	57.2	60,700	62,200	873	19.7	481
	2007	42.7	57,700	57,400	709	14.2	369
San Martin (5)	2008	10.4	11,600	11,500	893	(15.2)	—
	2007	32.0	45,300	45,700	695	4.6	479
Terrane	2008	—	—	—	—	(6.5)	—
	2007	—	—	—	—	(7.4)	—
Other (6)	2008	24.7	—	—	—	(142.3)	—
	2007	186.0	63,100	59,000	639	(25.9)	399
Total – continuing operations	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305
	2007	$2,206.8	2,246,500	2,211,000	$703	$612.3	$188
La Coipa (7)	2008	—	—	—	—	—	—
	2007	$128.8	46,100	42,400	$711	$56.6	$(1,152)
Total – including discontinued operations (7)	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305
	2007	$2,335.6	2,292,600	2,253,400	$703	$668.9	$163

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% interest in the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.
GOLDCORP     |     11

(in United States dollars, tabular amounts in millions, except where noted)

(3)	The Los Filos project achieved commercial production on January 1, 2008. The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods. For 2007, pre-commercial production ounces relating to the Los Filos project are shown, and related sales revenues are excluded as they are credited against capitalized project costs.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 have been presented excluding San Martin for information purposes only.

(6)	Includes costs of silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and the Peak and Amapari operating results to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(7)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(8)	Represents pre-commercial production ounces from Peñasquito. However, sales and related sales revenues are excluded as they are credited against capitalized project costs.
12     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (5)

Red Lake	2008	$150.0	191,000	188,400	$795	$71.3	$232
	2007	155.5	184,300	195,100	796	68.0	291
Porcupine (1)	2008	67.0	84,700	84,400	795	(42.2)	500
	2007	35.6	43,400	44,800	794	(0.5)	584
Musselwhite (1)	2008	55.3	69,300	69,000	802	11.2	512
	2007	31.0	41,200	39,400	788	3.6	534
San Dimas (2,3,4)	2008	24.8	24,100	23,800	786	13.1	252
	2007	28.6	31,500	29,000	781	(0.1)	285
Los Filos (3)	2008	47.0	59,400	58,700	794	9.3	469
	2007	4.4	33,900	5,600	774	0.9	401
El Sauzal	2008	59.9	73,800	74,900	798	22.4	144
	2007	66.9	82,800	83,400	799	31.3	118
Marlin (4)	2008	63.1	68,800	66,500	807	19.2	251
	2007	71.0	68,000	71,900	799	21.3	121
Peñasquito (7)	2008	—	11,200	—	—	—	—
	2007	—	—	—	—	—	—
Alumbrera (4)	2008	105.3	62,800	69,900	800	2.0	212
	2007	188.2	70,600	86,700	807	77.8	(420)
Marigold	2008	19.2	27,200	24,400	787	4.9	527
	2007	33.0	39,200	41,400	796	8.3	500
Wharf	2008	16.1	18,200	18,900	834	4.8	511
	2007	14.4	18,900	16,900	806	5.0	429
San Martin (5)	2008	1.2	1,300	1,300	807	(11.5)	—
	2007	7.2	8,800	8,900	804	(0.6)	521
Terrane	2008	—	—	—	—	(2.1)	—
	2007	—	—	—	—	—	—
Other	2008	0.1	—	—	—	(51.4)	—
	2007	44.0	—	—	—	(19.4)	—
Total – continuing operations	2008	$609.0	691,800	680,200	$797	$51.0	$323
	2007	$679.8	622,600	623,100	$797	$195.6	$208
La Coipa (6)	2008	—	—	—	—	—	—
	2007	$29.1	16,300	15,400	$783	$15.0	$(328)
Total – including discontinued operations (6)	2008	$609.0	691,800	680,200	$797	$51.0	$323
	2007	$708.9	638,900	638,500	$797	$210.6	$195

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% interest in the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(3)	The Los Filos project achieved commercial production on January 1, 2008. The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods. For 2007, pre-commercial production ounces relating to the Los Filos project are shown, and related sales revenues are excluded as they are credited against capitalized project costs.
GOLDCORP     |      13

(in United States dollars, tabular amounts in millions, except where noted)

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 have been presented excluding San Martin for information purposes only.

(6)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(7)	Represents pre-commercial production ounces from Peñasquito. Related sales revenues are excluded as they are credited against capitalized project costs.
14     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

					Total	Total
	Q1	Q2	Q3	Q4	2008(1)	2007

Operating Data

Tonnes of ore milled	170,300	185,300	198,800	211,100	765,500	721,000

Average mill head grade (grams/tonne)	23	26	26	29	26	31

Average recovery rate (%)	96%	96%	96%	96%	96%	97%

Gold (ounces)
– Produced	128,500	149,600	160,100	191,000	629,200	700,600
– Sold	129,400	141,500	159,000	188,400	618,300	714,900
Average realized gold price (per ounce)	$928	$890	$875	$795	$865	$703

Total cash costs (per ounce)	$369	$339	$297	$232	$302	$260

Financial Data

Revenues	$120.3	$126.2	$139.3	$150.0	$535.8	$503.4

Depreciation and depletion	$18.6	$21.5	$26.5	$28.8	$95.4	$89.2

Earnings from operations	$48.5	$51.3	$60.4	$71.3	$231.5	$213.1

Expenditures for mining interests	$30.8	$22.0	$22.9	$23.9	$99.6	$101.2

(1)	The Gold Eagle Ltd. complex operations are included in Goldcorp’s operating results for the period subsequent to the date of acquisition, September 25, 2008.
Red Lake gold mines finished the year with a strong production quarter continuing its trend of consecutive quarters of increasing production in 2008 as high-grade ore zones under development were accessed. Gold production in 2008 was 629,200 ounces, at a cash cost of $302 per ounce, compared to 700,600 ounces, at a cash cost of $260 per ounce in 2007. Production in 2008 was hampered by shortages of manpower, delays in the completion of the #3 shaft and materials handling system, lower than expected grades in the first two quarters of the year and delays in development and preparation of long-hole stopes for mining. In comparison to 2007, Red Lake gold mines experienced 16% lower grades and 6% higher tonnage. The lower grade was due to the lack of development in high grade zones.
Cash costs were 16%, or $42 per ounce higher than in 2007 mainly due to reduced ounces produced ($41 per ounce, or 97%) and higher operating costs ($2 per ounce, or 5%), offset by a weaker Canadian dollar ($1 per ounce, or 2%). The increase in operating costs was attributable to an increase in consumable costs ($8.6 million) which was offset by cost savings from the integration of the contractor workforce ($6.0 million).
The installation of underground infrastructure continued throughout the year with significant improvements both in the ore handling and ventilation systems. The ore and waste handling systems are now commissioned at #3 shaft. The second phase of the ventilation system was delayed in the last quarter of 2008 and will be complete in the second quarter of 2009. Work continues on improving the mine dewatering system which is also expected to be operational in the second quarter of 2009. Mining flexibility will continue to be constrained in 2009 and the focus will be to accelerate development and exploration in order to resolve this issue.
GOLDCORP     |     15

(in United States dollars, tabular amounts in millions, except where noted)
Throughout 2008 impressive results were obtained from underground drilling at both mine complexes. Several high grade intersections were encountered from the High Grade Zone, the FW Zone, the Upper Red Lake Complex and the Party Wall. In these areas exploration drifting was initiated to either access the ore structures or provide closer drill platforms for future drilling. The focus in 2009 will remain on increasing exploration rates in high priority areas to support future mining plans and increase the density of data to convert resources to reserves. Capital expenditures have been allocated to the coming year to continue to drill the upper extension of the Bruce Channel main zone towards the Cochenour property (gap zone).
Gold production for the fourth quarter of 2008 was 19%, or 30,900 ounces more than in the third quarter of 2008 due to the startup of long-hole mining blocks in the high grade zone. In comparison to the prior quarter, Red Lake gold mines experienced 12% higher grades and 6% higher tonnage due to the addition of higher grade long-hole stopes. Cash costs for the fourth quarter of 2008 were 22%, or $65 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($46 per ounce, or 71%) and a weaker Canadian dollar ($40 per ounce, or 61%), offset by higher operating costs ($21 per ounce, or 32%). The increase in operating costs was attributable to increased usage of contractors to complete current production development work and operation of the #3 shaft ($2.4 million).
16     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore milled	964,800	901,300	921,700	1,006,000	3,793,800	2,057,500

Average mill head grade (grams/tonne)	2.37	2.61	2.64	2.81	2.61	2.47

Average recovery rate (%)	94%	92%	93%	90%	92%	94%

Gold (ounces)
– Produced	66,800	70,500	69,000	84,700	291,000	158,400
– Sold	69,900	70,700	69,000	84,400	294,000	158,400
Average realized gold price (per ounce)	$935	$894	$865	$795	$869	$702

Total cash costs (per ounce)	$634	$652	$583	$500	$588	$489

Financial Data

Revenues	$65.5	$63.3	$59.8	$67.0	$255.6	$111.4

Depreciation and depletion	$10.8	$19.4	$15.6	$18.1	$63.9	$28.7

Earnings (loss) from operations	$9.3	$(2.6)	$1.3	$(42.2)	$(34.2)	$4.3

Expenditures for mining interests	$10.0	$12.7	$13.0	$10.5	$46.2	$29.5

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves
On a 100% basis, Gold production for 2008 was 2%, or 4,500 ounces, less than in 2007, mainly due to lower tonnage throughput and lower recoveries. In comparison to 2007, Porcupine gold mines consolidated operations experienced 6% higher grades and 3% lower tonnage throughput. Production from the three main operations, in comparison with 2007, indicates the Hoyle Pond underground operation experienced 7% lower grades and 8% lower tonnage due to increased depth and mining additional lower grade long-hole stopes, the Pamour open pit operation experienced 24% higher grades and 76% higher tonnage as mining progressed toward the bottom of the pit, and the Dome underground operation experienced 23% lower grades and 42% higher tonnage due to large low grade bulk zones coming on line. Mill throughput was impacted by an overabundance of wet ore resulting from above average rainfall in the area and difficulty processing high volumes of sand fill being mined from the Dome Underground operation.
Operational challenges were resolved in 2008 that positively impacted the operations. The successful separation of sand fill from ore in the Dome underground resulted in a significant increase in fourth quarter production and the decision to defer the next stripping stage at Pamour open pit resulted in lower mining costs and allowed mining to focus on the higher grades in the bottom of the pit.
Cash costs were 20%, or $99 per ounce, higher than in 2007 due to higher operating costs ($103 per ounce, or 104%), offset by a weaker Canadian dollar ($1 per ounce, or 1%) and increased ounces sold ($3 per ounce, or 3%). The increase in operating costs was attributable to labour ($10.0 million), contractor services ($4.9 million), diesel fuel ($4.7 million), maintenance repair parts ($3.5 million), explosives ($1.9 million) and reagents ($0.9 million).
Exploration drilling at the Hoyle Pond Deep project continues to show positive results at depth well below the current mining horizon. This program will be intensified in 2009 to determine the best alternative to extend the life of the operation. Drilling on the Hollinger property was focused on two significant underground targets, the Millerton and Central Porphyry Zone. Both underground targets have shown potential which will be evaluated in 2009 with further drilling and feasibility work.
GOLDCORP     |     17

(in United States dollars, tabular amounts in millions, except where noted)
Gold production for the fourth quarter of 2008 was 23%, or 15,700 ounces, more than in the third quarter of 2008, mainly due to higher tonnage throughput and higher grades, despite lower recoveries. In comparison to the prior quarter, Porcupine gold mines consolidated operations experienced 6% higher grades and 9% higher tonnage. This was due to continued improvement in the Pamour open pit with a 6% increase in grade and a 5% increase in tonnage, the significant improvement in fill handling in the Dome underground with a 71% increase in grade and a 58% increase in tonnage and the Hoyle Pond underground supplying less grade and more tonnage from long-hole sources with a 22% decrease in grade and an 18% increase in tonnage. Cash costs for the fourth quarter of 2008 were 14%, or $83 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($106 per ounce, or 128%) and a weaker Canadian dollar ($81 per ounce, or 97%), offset by higher operating costs ($104 per ounce, or 125%). The increase in operating costs was attributable to labour ($2.1 million) and contractor services ($1.6 million), offset partially by lower fuel costs ($0.8 million). During the fourth quarter of 2008, a new three-year collective bargaining agreement was signed.
18     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore milled	270,200	324,300	316,600	325,700	1,236,800	911,100

Average mill head grade
(grams/tonne)	4.86	5.00	5.60	6.65	5.56	5.41

Average recovery rate (%)	95%	95%	96%	95%	95%	96%

Gold (ounces)
– Produced	38,800	50,100	52,300	69,300	210,500	155,700
– Sold	43,000	49,400	52,600	69,000	214,000	154,400
Average realized gold price (per ounce)	$926	$897	$857	$802	$862	$695

Total cash costs (per ounce)	$746	$644	$597	$512	$611	$491

Financial Data

Revenues	$39.9	$44.4	$45.0	$55.3	$184.6	$107.4

Depreciation and depletion	$5.9	$6.1	$6.6	$7.2	$25.8	$18.6

Earnings from operations	$0.5	$4.2	$5.3	$11.2	$21.2	$10.8

Expenditures for mining interests	$7.4	$11.8	$6.7	$5.3	$31.2	$26.0

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.
On a 100% basis, gold production for 2008 was 5%, or 11,800 ounces less than in 2007, mainly due to a decrease in mill throughput and recoveries offset by higher grades. In comparison to 2007, Musselwhite experienced 3% higher grades and 7% lower mill throughput. The lower mill throughput resulted from decreased underground production in the first half of the year. In the first quarter, a mechanical issue with the crushing/conveying circuit impacted underground tonnage, while in the second quarter, ground control issues reduced ore delivery. Planned higher grade production was achieved in the latter part of 2008 as proportionately more material was mined from the PQ Deeps. PQ Deeps will be a key future mining area for Musselwhite contributing to the expected increase in production in 2009 and beyond.
Cash costs were 24%, or $120 per ounce higher than in 2007 due to higher operating costs ($100 per ounce, or 84%) and reduced ounces produced ($22 per ounce, or 18%), offset by a weaker Canadian dollar ($2 per ounce, or 2%). The increase in operating costs was attributable to development and infrastructure costs in the underground mine related to accessing ore bodies that will be mined in the current production cycle ($8 million), labour ($9 million) and consumable costs ($4 million).
Musselwhite continued to provide successful exploration results during 2008, indicating high potential for future resource growth at the mine. Underground exploration on the PQ Deeps returned further positive results with an additional 200 metres strike length of resources defined on the A- and C-Blocks, which remain open to the north. A new mineralised structure, the D-Block was also defined, which is parallel to the C-Block and is situated between the C- and A-Blocks. Drilling continued on the North Shore of Opapimiskin Lake (1.8 kilometers along strike from the PQ Deeps), aiding in further defining the lithology and structure of the Northern Iron Formation at depth and better defined the target horizon. Drilling continued on the Moose Zone through 2008 and a 425 metre long strike extent was added to resources. This mineralised horizon is also open to the north. Other exploration fronts include drilling on the Jets zone, Esker zone and Thunderwolves zone. Engineering work has commenced on underground infrastructure upgrades to support increased ventilation and higher mining rates which will facilitate the future expansion of production at the mine.
GOLDCORP     |     19

(in United States dollars, tabular amounts in millions, except where noted)
Gold production for the fourth quarter of 2008 was 33%, or 17,000 ounces more than in the third quarter of 2008. In comparison to the prior quarter, Musselwhite experienced 19% higher grades and 3% higher mill throughput. The higher grade was attributable to proportionately higher production from the PQ deeps deposit. Cash costs for the fourth quarter of 2008 were 14%, or $85 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($143 per ounce, or 168%) and a weaker Canadian dollar ($85 per ounce, or 100%), offset by higher operating costs ($143 per ounce, or 168%). The increase in operating costs was attributable to labour ($3.7 million), power and propane ($0.8 million) and drilling costs ($0.8 million).
20     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
San Dimas mine, Mexico (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore milled	173,200	150,200	161,300	172,800	657,500	704,100

Average mill head grade (grams/tonne)
– Gold	4.72	4.15	3.78	4.45	4.29	6.37
– Silver	302	264	234	243	261	344

Average recovery rate (%)
– Gold	97%	98%	97%	98%	97%	95%
– Silver	94%	95%	93%	94%	94%	91%

Produced (ounces)
– Gold	24,100	19,500	19,000	24,100	86,700	135,300
– Silver	1,494,800	1,210,900	1,132,600	1,275,200	5,113,500	6,934,600

Sold (ounces)
– Gold	26,900	19,000	19,100	23,800	88,800	132,300
– Silver	1,655,800	1,189,300	1,028,500	1,363,600	5,237,200	6,913,000

Average realized price (per ounce)
– Gold	$921	$904	$868	$786	$870	$691
– Silver (2)	$3.95	$3.95	$3.95	$4.00	$3.96	$3.91

Total cash costs (per gold ounce) (2)	$383	$597	$436	$252	$405	$238

Financial Data

Revenues	$28.1	$20.8	$18.9	$24.8	$92.6	$116.2

Depreciation and depletion	$2.5	$0.8	$1.6	$0.9	$5.8	$36.9

Earnings from operations	$10.7	$1.4	$4.8	$13.1	$30.0	$4.5

Expenditures for mining interests	$7.4	$9.9	$7.9	$7.0	$32.2	$62.5

(1)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(2)	Silver was sold to Silver Wheaton at a price of $4.02 per ounce ($3.95 prior to November 2008). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.
Gold and silver production for 2008 were 36%, or 48,600 and 26%, or 1.8 million ounces less, respectively, than in 2007 due to lower ore grades from the Roberta and Robertita veins and the lack of availability of high grade stopes under development in the Central Block. In comparison to 2007, San Dimas experienced 33% and 24% lower grades for gold and silver respectively. Mill throughput decreased by 7% when compared to 2007, however improvements to the process plant helped the overall recovery performance and resulted in a 2% and 3% recovery increase for gold and silver, respectively.
Cash costs were 70%, or $167 per ounce higher than in 2007 due to reduced gold ounces produced ($191 per ounce, or 115%) offset by the weakened Mexican peso ($8 per ounce, or 5%) and lower operating costs ($16 per ounce, or 10%) arising from savings on energy costs due to the start up of the Las Truchas hydro power generation facility (“Las Truchas”), net of higher consumable costs ($10 per ounce, or 5%).
Las Truchas started operations in June 2008 providing 7 MW of low cost energy for the second half of the year, and providing significant savings in energy costs of $300,000 per month. The key development in the deep Central Block and West Block continues and is anticipated to increase the mill throughput in 2010. The ore pass continues under construction and is expected to reduce haul distances by mid-2009. Exploration continues in many veins in the district mainly in the Central Block area, the West Block and the Arana Hanging wall area.
GOLDCORP     |     21

(in United States dollars, tabular amounts in millions, except where noted)
Gold and silver production in the fourth quarter of 2008 were 27%, or 5,100 ounces and 13%, or 142,600 ounces more, respectively, than in the third quarter of 2008 due to completion of development, access and mining in the Central Block area, and accessing new stopes in high grade zones from the Roberta and Robertita Veins. In comparison to the prior quarter, San Dimas experienced 18% and 4% higher grades for gold and silver respectively and 7% higher tonnage. Cash costs for the fourth quarter of 2008 were 42%, or $184 per ounce lower than in the third quarter of 2008 due to increased gold and silver production ($142 per ounce, or 77%) and the weakened Mexican peso ($66 per ounce, or 36%), offset by higher operating costs ($24 per ounce, or 13%). The increase in operating costs was attributable to increased usage of contractors, fuel, lease costs and maintenance repairs.
22     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore mined	5,145,700	5,592,500	5,361,300	6,110,000	22,209,500	—

Tonnes of waste removed	5,685,400	4,569,000	5,694,900	6,606,700	22,556,000	—

Ratio of waste to ore	1.1	0.8	1.1	1.1	1.0	—

Tonnes of ore processed	4,911,300	5,725,700	5,429,300	6,113,800	22,180,100	141,500

Average grade processed (grams/tonne)	0.75	0.60	0.61	0.56	0.62	—

Average recovery rate (%) (3)	40%	34%	37%	39%	39%	—

Gold (ounces)
– Produced	48,300	58,500	47,400	59,400	213,600	71,800
– Sold	50,400	58,400	47,600	58,700	215,100	27,300
Average realized gold price (per ounce)	$932	$899	$869	$794	$871	$693

Total cash costs (per ounce) (2)	$277	$470	$391	$469	$407	$322

Financial Data

Revenues	$47.0	$53.1	$42.1	$47.0	$189.2	$19.1

Depreciation and depletion	$10.2	$10.8	$10.0	$11.2	$42.2	$1.8

Earnings from operations	$21.4	$14.9	$12.7	$9.3	$58.3	$7.8

Expenditures for mining interests	$12.3	$10.0	$12.9	$14.3	$49.5	$83.4

(1)	The Los Filos open pit mine commenced commercial production on January 1, 2008. Prior period figures include pre-commercial production ounces from the open pit and production from the small underground operation (Nukay), which had previously been included in the Luismin operations. Pre-commercial production sales revenues associated with the open pit mine was credited against capitalized project costs prior to January 1, 2008.

(2)	Cash costs per ounce for the Los Filos open pit were $373 for 2008 and $451, $357, $435 and $234 in the fourth, third, second and first quarters, respectively. When combined with Nukay, cash costs for the fourth quarter of 2008 were $469 per ounce and $407 per ounce for the year.

(3)	Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Los Filos open pit mine commenced commercial production on January 1, 2008. Following movement under a small portion of the heap leach pad reported in the third quarter of 2008, all operational and production measures at Los Filos started to recover during the fourth quarter of 2008. A redesigned ore loading sequence resulted in 35 hectares under leach by the end of the year, compared with 21 hectares in the third quarter of 2008. Ore stacking increased to a rate of 2 million tonnes per month leading to a significant increase in recoverable gold placed on the heap leach pad. The stacking rate and average pregnant solution processing were higher during the fourth quarter of 2008.
Los Filos open pit gold production in the fourth quarter of 2008 was 52,000 ounces, which was 28%, or 11,500 ounces more than in the third quarter of 2008. Total tonnes mined also increased 15% or 1.6 million over the prior quarter. Cash costs for the open pit operation for the fourth quarter of 2008 were $451 per ounce, which was 26%, or $94 per ounce higher than in the third quarter of 2008 due to higher operating costs ($216 per ounce, or 230%) offset by increased ounces produced ($73 per ounce, or 78%) and the weakened Mexican peso ($49 per ounce, or 52%). The increased operating costs resulted from a one-time expenditure attributable to higher maintenance and labour costs ($57 per ounce) and higher cyanide consumption due to the greater area under leach.
GOLDCORP     |      23

(in United States dollars, tabular amounts in millions, except where noted)
Construction of the third stage of heap leach is progressing which will result in increased operational flexibility. Loading of first leach cells on the third stage started in December 2008.
The Los Filos mine operating results for the fourth quarter of 2008 include 7,400 ounces of gold production and sales at a total cash cost of $595 per ounce for the underground operation (previously known as Nukay), and for the year include approximately 25,000 ounces of gold production and sales at a total cash cost of $666 per ounce.
24     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal, Mexico

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	636,500	614,500	630,200	643,600	2,524,800	2,693,500

Tonnes of waste removed	1,131,300	896,900	990,800	978,600	3,997,600	4,595,200

Ratio of waste to ore	1.8	1.5	1.6	1.5	1.6	1.7

Tonnes of ore milled	508,900	516,500	524,400	556,800	2,106,600	2,165,400

Average mill head grade (grams/tonne)	3.69	4.32	4.75	4.35	4.28	4.65

Average recovery rate (%)	94%	94%	95%	95%	95%	94%

Gold (ounces)
– Produced	56,500	67,700	76,200	73,800	274,200	306,900
– Sold	58,000	67,700	73,500	74,900	274,100	306,500

Average realized gold price (per ounce)	$930	$900	$861	$798	$868	$704

Total cash costs (per ounce)	$159	$149	$147	$144	$149	$120

Financial Data

Revenues	$54.3	$61.4	$63.7	$59.9	$239.3	$217.8

Depreciation and depletion	$21.4	$24.5	$28.3	$26.2	$100.4	$102.2

Earnings from operations	$23.4	$26.2	$24.1	$22.4	$96.1	$73.6

Expenditures for mining interests	$2.3	$3.4	$2.2	$0.5	$8.4	$3.9
Gold production for 2008 was 11%, or 32,700 ounces less than in 2007 mainly due to 3% lower mill throughput and 8% lower grades. The lower grade was partially anticipated and the lower mill throughput resulted from harder material.
Cash costs were 24%, or $29 per ounce, higher than in 2007 due to higher operating costs ($15 per ounce, or 52%) and reduced ounces produced ($14 per ounce, or 48%). The increase in operating costs was attributable to labour ($1.7 million), supplies ($2.8 million) and power ($1.8 million).
In 2008 exploration was conducted to increase the mine life and construction was carried out on facilities associated with the dry stack tailings.
Gold production for the fourth quarter of 2008 was 3%, or 2,400 ounces less than in the third quarter of 2008. In comparison to the prior quarter, El Sauzal experienced 8% lower grades and 6% higher mill throughput. Cash costs for the fourth quarter of 2008 were 2%, or $3 per ounce lower than in the third quarter of 2008 due to the weakened Mexican peso ($27 per ounce, or 900%) and increased ounces sold ($3 per ounce, or 100%) offset by higher operating costs ($27 per ounce, or 900%). The increase in operating costs was attributable to labour, fuel due to longer haulage distances and supplies due to inflation.
GOLDCORP      |      25

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore milled	552,500	373,400	387,700	531,400	1,845,000	1,772,600

Average mill head grade (grams/tonne)
– Gold	4.37	4.41	4.86	4.56	4.54	4.55
– Silver	88	87	98	87	90	84

Average recovery rate (%)
– Gold	91%	90%	91%	90%	90%	88%
– Silver	59%	60%	61%	64%	61%	59%

Produced (ounces)
– Gold	70,300	51,300	51,000	68,800	241,400	227,200
– Silver	906,700	673,700	699,600	932,600	3,212,600	2,837,300

Sold (ounces)
– Gold	67,400	56,400	51,000	66,500	241,300	232,700
– Silver	949,700	743,000	693,500	901,300	3,287,500	2,897,300

Average realized price (per ounce)
– Gold	$934	$901	$833	$807	$870	$707
– Silver	$17.60	$17.40	$13.12	$10.43	$14.64	$14.23

Total cash costs (per ounce) (1)	$55	$176	$304	$251	$191	$144

Financial Data

Revenues	$79.6	$63.7	$51.7	$63.1	$258.1	$203.7

Depreciation and depletion	$16.6	$14.2	$13.5	$17.3	$61.6	$56.4

Earnings from operations	$41.3	$26.1	$13.4	$19.2	$100.0	$72.8

Expenditures for mining interests	$3.6	$8.1	$9.8	$13.8	$35.3	$26.7

(1)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for 2008, would be $321 per ounce of gold and $5.05 per ounce of silver (2007 – $253 and $4.76, respectively).
Gold and silver production for 2008 was 6%, or 14,200 ounces and 13%, or 375,300 ounces more, respectively, than in 2007 due to higher mill throughput and an increase in gold and silver recoveries. Maintaining the processed gold grade at the higher tonnage was made possible by the change to the long-hole mining method in the underground mine. In comparison to 2007, Marlin experienced similar gold grades, 7% higher grades for silver and 4% higher mill throughput.
Cash costs were 33%, or $47 per ounce higher than in 2007 due to higher operating costs attributable to both higher mine consumables and the impact of a power interruption in mid-year. The costs for the open pit mine were 32% higher than 2007 due to the higher cost of tires, diesel and equipment repairs, while the costs for the underground mine were 17% lower than 2007 due to the change to the long-hole mining method.
Construction of a water treatment plant was advanced during 2008 and the facility is expected to be operational during the first quarter of 2009.
Gold and silver production for the fourth quarter of 2008 were 35%, or 17,800 and 33%, or 233,000 ounces more, respectively, than in the third quarter of 2008 due to the mining of two benches of the high grade Virginia vein in the open pit in December. Cash costs for the fourth quarter of 2008 were 17%, or $53 per ounce lower than in the third quarter of 2008 due to lower operating costs following restoration of power.
26     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	1,261,100	1,910,400	3,960,500	3,394,500	10,526,500	9,606,400

Tonnes of waste removed	7,394,700	7,084,300	6,562,100	5,706,400	26,747,500	31,615,800

Ratio of waste to ore	5.9	3.7	1.7	1.7	2.5	3.3

Tonnes of ore milled	3,442,400	3,508,000	3,361,900	3,751,000	14,063,300	14,477,600

Average mill head grade
– Gold (grams/tonne)	0.63	0.47	0.44	0.66	0.55	0.67
– Copper (%)	0.50%	0.41%	0.46%	0.63%	0.50%	0.56%

Average recovery rate (%)
– Gold	74%	77%	72%	79%	76%	74%
– Copper	79%	77%	84%	89%	83%	84%

Produced
– Gold (ounces)	51,100	40,900	34,400	62,800	189,200	230,600
– Copper (thousands of pounds)	29,700	24,600	28,600	46,800	129,700	149,000

Sold
– Gold (ounces)	36,000	48,200	38,100	69,900	192,200	227,300
– Copper (thousands of pounds)	19,900	29,800	26,400	54,700	130,800	148,200

Average realized price
– Gold (per ounce)	$960	$902	$871	$800	$870	$724
– Copper (per pound)	$5.18	$3.93	$2.48	$0.98	$2.59	$3.22

Total cash costs (per gold ounce) (1)	$(1,610)	$(808)	$(112)	$212	$(449)	$(684)

Financial Data

Revenues	$133.0	$157.1	$95.3	$105.3	$490.7	$598.3

Depreciation and depletion	$14.5	$18.1	$16.5	$26.2	$75.3	$76.6

Earnings from operations	$68.2	$52.6	$12.5	$2.0	$135.3	$238.7

Expenditures for mining interests	$4.5	$4.2	$4.8	$9.1	$22.6	$12.8

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, cash costs at Alumbrera for 2008 would be $408 per ounce of gold and $1.37 per pound of copper (2007 – $325 per ounce of gold and $1.72 per pound of copper).
Goldcorp’s share of Alumbrera’s gold and copper production in 2008 was 18%, or 41,400 ounces and 13%, or 19,300 thousand pounds less than in 2007 as a result of lower planned grades. Lower grades were due to the stage of life of mine, transition between pit stages, high gypsum content encountered in the ore and the increase in milling of low-grade stockpiles during 2008.
Cash costs for 2008 were 34%, or $235 per ounce higher than in 2007, primarily due to lower copper by-product sales credits ($308 per ounce, or 131%) and reduced ounces produced ($186 per ounce, or 79%), offset by lower YMAD royalties ($259 per ounce, or 110%). YMAD royalties paid was $69 million lower in 2008 due to lower copper prices.
Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2008 was 83%, or 28,400 ounces and 64%, or 18,200 thousands of pounds more, respectively, than in the third quarter of 2008 due to higher grades and recoveries realized from the new mining of Stage 8.
GOLDCORP      |      27

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2008 were 289%, or $324 per ounce higher than in the third quarter of 2008, primarily due to lower copper by-product sales credits ($918 per ounce, or 283%), offset by lower YMAD royalties paid ($294 per ounce, or 91%) and lower operational costs ($300 per ounce, or 92%) due to cost reductions for electricity, consumables and transportation. Both copper by-product sales credits and YMAD royalties paid were lower as a result of lower realized copper prices. The provisional pricing impact of the lower realized copper prices was $49 million, or $701 per ounce, of which $35 million ($501 per ounce) relates to copper sales from the third quarter of 2008 that were settled in the fourth quarter of 2008.
Little molybdenum production was realized during the fourth quarter of 2008 as ore was mined from areas containing low molybdenum grades. The plant was shut down in November and will be restarted when mining returns to areas of higher molybdenum grades. The installation of the new copper concentrator rougher cells for process optimization was 80% complete at December 31, 2008. The installation of the remaining 20% is expected to be completed early in 2009.
Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention tax in the fourth quarter of 2008 was approximately $12.6 million (Goldcorp’s share) which has been excluded from cash costs. Had this amount been included, consolidated cash costs would have increased by $180 per ounce. The total amount of retention tax paid to date amounts to $47.5 million (Goldcorp’s share).
28     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	1,100,300	1,861,500	1,514,500	1,990,000	6,466,300	6,186,000

Tonnes of waste removed	5,891,600	4,158,600	3,435,400	5,009,600	18,495,200	19,527,500

Ratio of waste to ore	5.4	2.2	2.3	2.5	2.9	3.2

Tonnes of ore processed	1,100,300	1,861,500	1,514,500	1,943,000	6,419,300	6,186,000

Average grade processed (grams/tonne)	0.52	0.56	0.57	0.45	0.52	0.71

Average recovery rate (%)	70%	70%	70%	70%	70%	70%

Gold (ounces)
– Produced	22,000	25,200	21,800	27,200	96,200	93,900
– Sold	21,700	25,300	21,800	24,400	93,200	95,100

Average realized gold price (per ounce)	$930	$899	$879	$787	$872	$723

Total cash costs (per ounce)	$561	$654	$693	$527	$608	$575

Financial Data

Revenues	$20.2	$22.8	$19.2	$19.2	$81.4	$68.8

Depreciation and depletion	$2.4	$2.6	$2.5	$2.9	$10.4	$9.0

Earnings from operations	$5.3	$1.9	$—	$4.9	$12.1	$1.2

Expenditures for mining interests	$0.7	$2.6	$1.4	$9.9	$14.6	$10.5
Goldcorp’s share of Marigold’s gold production for 2008 was 2%, or 2,300 ounces more than in 2007, mainly due to a draw down of in-process inventory from 2007 and processing improvements that resulted in quicker recovery of gold from the heap leach pad during the year. These process improvements, which include the addition of a solution recirculation process, should improve the overall recovery over the long term. In comparison to 2007, Marigold experienced 27% lower grades and 4% higher tonnage due to planned mining from Antler Pit and the western portion of Basalt Pit where ore grades are lower than the central portion of Basalt Pit, which was the primary contributor to the prior year’s higher grade ore mining.
Capital expenditures during 2008 included the first of a seven truck fleet to be delivered over the next 6 months and which is expected to be fully operational at the end of the third quarter of 2009. The fleet replacement program replaces the 172-tonne trucks with the more fuel efficient and productive 312-tonne trucks to improve future operating costs.
Cash costs were 6%, or $33 per ounce higher than in 2007 due to higher operating costs ($28 per ounce impact, or 85%) and reduced ounces sold ($5 per ounce impact, or 15%). The increase in operating costs was attributable to fuel ($5.3 million), tires ($2.2 million), and explosives ($1.4 million).
Exploration on the property focused on expansion of the Basalt Pit, the evaluation of the Trout Creek Fault that hosts the Marigold ore bodies and the evaluation of the pediment area at the north end of the property.
Gold production for the fourth quarter of 2008 was 25%, or 5,400 ounces more than in the third quarter of 2008. This increase was primarily due to plant cleanup and to a lesser degree, higher tonnage processed. Cash costs for the fourth quarter of 2008 were 24%, or $166 per ounce lower than in the third quarter of 2008 due to lower operating costs ($92 per ounce impact, or 55%) and increased ounces produced ($74 per ounce impact, or 45%). The decrease in operating costs was attributable to a decrease in fuel cost ($4.9 million) as well as recognition of improved leach pad gold recovery due to operation of the recirculation process.
GOLDCORP      |      29

(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	764,600	838,000	824,800	675,700	3,103,100	2,906,100

Tonnes of ore processed	661,200	677,900	906,500	700,200	2,945,800	2,974,600

Average grade processed (grams/tonne)	0.99	1.24	0.72	0.56	0.86	1.01

Average recovery rate (%)	70%	68%	70%	70%	69%	67%

Gold (ounces)
– Produced	11,600	15,000	15,900	18,200	60,700	57,700
– Sold	12,100	16,600	14,600	18,900	62,200	57,400

Average realized gold price (per ounce)	$913	$900	$859	$834	$873	$709

Total cash costs (per ounce)	$568	$448	$408	$511	$481	$369

Financial Data

Revenues	$11.4	$15.9	$13.8	$16.1	$57.2	$42.7

Depreciation and depletion	$0.9	$0.9	$0.8	$1.0	$3.6	$4.5

Earnings from operations	$3.0	$6.3	$5.6	$4.8	$19.7	$14.2

Expenditures for mining interests	$0.6	$2.4	$6.8	$0.5	$10.3	$6.0
Gold production for 2008 was 5%, or 3,000 ounces more than in 2007. In comparison to 2007, Wharf experienced 15% lower grades and similar tonnage. Plant improvements made to the carbon columns and a 2% increase in recoveries offset the impact of the lower grades. These improvements also contributed to a reduction of gold in heap inventory.
Cash costs were 30%, or $112 per ounce higher than in 2007 due to higher plant consumable usage and pad maintenance ($13 per ounce impact, or 12%), higher operating costs ($21 per ounce impact, or 19%) and lower grade ore processed ($78 per ounce impact, or 69%). The increase in operating costs was attributable to fuel ($1.4 million), explosives ($1.4 million) and labour ($1.5 million).
Exploration drilling continued in the American Eagle and adjacent pit areas. Updated year-end reserves based on drilling in 2008 is sufficient to replace the reserves depleted in 2008 and is expected to extend mine life to 2012.
Gold production in the fourth quarter of 2008 was 14%, or 2,300 ounces more than in the third quarter of 2008. In comparison to the prior quarter, Wharf experienced 22% lower grades and 23% lower tonnage processed. Plant improvements made to the carbon columns offset the impact of lower grade ore and reduced tonnage. Ore was primarily sourced from the lower grade American Eagle pit after the completion of the Deep Portland pit early in the fourth quarter. The newly constructed leach pad 5 was commissioned during the fourth quarter of 2008.
Cash costs for the fourth quarter of 2008 were 25%, or $103 per ounce higher than in the third quarter of 2008 primarily due to lower grade ore processed.
30     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. The mine is in development, with the current feasibility study envisaging an ancilliary heap leach operation which started in the second quarter of 2008, followed by a 50,000 tonne per day milling operations starting in 2009, ramping up to 130,000 tonnes per day in 2011. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2008, new reserves were calculated using the latest exploration data and the deposit now contains 17.4 million ounces of proven and probable gold reserves, 4.6 million ounces of measured and indicated gold resources and 5.3 million ounces of inferred gold resources. In addition, Peñasquito contains 1,045.7 million ounces of proven and probable silver reserves, 369.7 million ounces of measured and indicated silver resources and 395.1 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the reserve base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.
As previously disclosed in December 2008, a review of the November 2007 updated feasibility was performed. This review incorporated minor scope changes, foreign exchange impacts and escalation, the results of which indicate a less than 10% change to the original $1.494 billion estimate.
During 2008, several major milestones were achieved at Peñasquito:
Related to infrastructure:
•	The 400kV power line bringing grid power to the site and associated substations, including the 69 kV Mine Loop and the Merrill Crowe plant were completed and energized. A concentrate transportation study evaluating rail, trucking, a combination of rail and trucking or pumping concentrates, was completed. The study confirmed that the truck transportation scenario as modeled in the feasibility study is the most economic mode of concentrate transportation.

•	Ten water wells in the Torres well field were completed along with the fresh water pond and the tailings water reservoir. Pumping from the well field to the tailings reservoir started in the fourth quarter. The fresh water system main substation was energized and power was supplied to the ten wells in the Torres Well Field. At El Vergel Well Field, 14 wells are drilled and ready for the installation of deep well pumps, the power line is still being installed, and overland piping from each well is in progress. Drilling for two new dewatering wells started in the pit area during the fourth quarter of 2008.
Related to mine development and exploration
•	Four 70 cubic yard electric mining shovels are assembled and operating. There are currently 41 haul trucks operating with three more expected to be commissioned in February, 2009.

•	Drilling during the year continued to target the in-fill confirmation, deep zone targets, and metallurgical testing.
Related to the processing facilities:
•	The four synchronous motors for both Ball Mills were installed and SAG Line 1 wrap around motor stator installation was completed. All flotation cells for Lead and Zinc circuits were set and mechanisms were installed for the first processing line.

•	Concrete for the concentrate building was completed and steel erection for the filter building began while assembly of both lead and zinc thickeners was started.
GOLDCORP      |      31

(in United States dollars, tabular amounts in millions, except where noted)
•	Ongoing test work indicates that metals recoveries and concentrate grades will be better than predicted in the feasibility report.

•	Installation of the primary crusher is nearing completion. The main motor of the crusher was run empty, hydraulic and lube systems were flushed; conveyor tables, chutes and feeder for the first conveyor belt was complete. The Hilfiker wall was completed and the main substation was energized.

•	Leaching of the ancillary oxide ore at the first pad cell commenced in April, the Merrill Crowe plant was commissioned and the first gold, which is ancillary to the primary operations, was poured on May 10, 2008. Total non-commercial production of 20,000 ounces of gold and 1,356,000 ounces of silver was achieved in the year. Pre-operational costs incurred prior to commercial production are capitalized, and the proceeds of any sales during this pre-commercial production phase are offset against the capitalized mining costs. The oxide crushing plant was also completed and produced over-liner product for the leach pad. Liner installation on the leach pad was completed.

•	The first phase of the sulphide process plant remains on track for commissioning during mid 2009 and concentrate production in the fourth quarter of 2009.
As at December 31, 2008 total project expenditures and commitments are $1.357 billion, of which $1.152 billion is spent and $205 million is committed. Included in the commitments is $54.8 million related to sustaining capital.
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2008, the deposit contains 2.3 million ounces of indicated gold resources at an average grade of 10.05 grams per tonne and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne.
In 2008, intensive drilling at Éléonore continued, concentrating on the deep, north and south extensions of the deposit. The focus in 2008 was to better define and understand the deposit and high grade potential of the ore body. Positive drilling results continue to be received with additional high grade intersects in the footwall area and the area to the north.
Project work continues on geological and block modeling, with a focus on the higher grade areas in the deposit, including new zones discovered with recent drilling. Key permits for the winter road and the temporary airstrip were received. The airstrip was completed and is now used for the transport of personnel and materials. Initial clearing work on the winter road was carried out. Hydro-Québec completed clearing work for the construction of an initial 69 kV power line to the site.
Spending on the exploration shaft and other infrastructures will be temporarily deferred in 2009 while nearer-term key Goldcorp projects are developed. Sufficient resources are being allocated to maintain exploration drilling and the continuity of engineering and permitting programs, while maintaining the ability to accelerate development as market conditions improve.
Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and continue developing a collaboration agreement for the future mine. The mine environmental and social impact assessment (ESIA) work is continuing.
Capital expenditures in the fourth quarter of 2008 and the year ended December 31, 2008 amounted to $29.5 million and $99.0 million respectively, consisting of exploration drilling and infrastructure construction. Cumulative expenditures to date since acquisition amounted to $161.0 million. At December 31, 2008, Goldcorp’s investment in Éléonore is $805.3 million, which includes a future income tax liability of $220 million arising on acquisition.
32      |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2008, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
Construction of two declines to access the ore body began during the second quarter of 2008, after experiencing delays and slow progress due to delays in the delivery of mining equipment purchased by the mining contractor. Underground advance rates indicate that the ore body should be reached by the second quarter of 2009, when samples will be obtained for metallurgical testing to assist with design optimization of the process plant. Definition drilling from underground is also planned for 2009. The two declines will serve as permanent access ramps during the operation of the underground mine. A temporary maintenance shop and man camp was established by the mining contractor, and a permanent office building and other ancillary installations were constructed in 2008.
The mine dewatering program commenced in April, with the use of high temperature pumps and air lift systems. Cooling channels and infiltration ponds were constructed early in 2008, and two additional dewatering wells were drilled in the fourth quarter of 2008 and are now operational.
Geophysical studies to determine the potential for a geothermal power generation plant were conducted in 2008 with positive results and the decision to conduct a deep drilling exploration program was made. Exploration drilling of the geothermal resource commenced in the fourth quarter and the first well reached a depth of over 1,000 meters by year end. Additional exploration wells are planned for 2009, along with a full feasibility study to be completed after the exploration drilling program is finalized.
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is a 22.4 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.0 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule and within its pre-production capital(1) budget of approximately $2.7 billion (100% basis), with initial production anticipated in the fourth quarter of 2011.
The Company’s 40% share of annual gold production in the first full five years of operation is expected to be approximately 400,000 ounces at total cash costs of about $275 to $300 per ounce. Estimates of cash costs are significantly impacted by oil prices and assume a price of $75 per barrel. Pueblo Viejo is a long life asset with an expected mine life of over 25 years and the project continues to find new reserves, with 4.3 million ounces (100% basis) added in 2008.
To date Goldcorp has invested $262.1 million, $90.3 million of which was allocated to the project as a result of Goldcorp’s purchase of the Placer Dome assets in 2006, with the balance of $171.8 million being funds invested to finance ongoing project development activities. The project partners are in active discussions with a group of lenders which include export credit agencies to put in place $1 billion of project financing, including our partner’s share, which covers a portion of the total capital cost of the project. Barrick, as project manager, continues to work with the Dominican Republic Government in advancing the project.

(1)	Pre-production followed by $0.3 billion to complete phased expansion to 24,000 tonnes per day.
GOLDCORP      |       33

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2008	2007	2006

Corporate administration	$136.7	$132.9	$83.0
Exploration	66.5	42.7	27.6
Write-down of mining interests	47.1	—	174.7
Corporate administration expense increased year over year since 2006 primarily due to increased corporate activity relating to the acquisition of Wheaton in 2005 and Placer Dome assets and Glamis in 2006. Included in corporate administration are stock option expenses of $42.6 million in 2008 (2007 – $41.2 million; 2006 – $22.7 million) which have increased due to the issuance of new stock options as well as the vesting of previously issued stock options. Excluding stock option expenses, corporate administration expense increased by $2.4 million in 2008 compared to 2007 and by $31.4 million in 2007 compared to 2006. In 2008, increased corporate activity resulted in higher costs associated with travel ($2.4 million), World Gold Council fees ($1.7 million), professional development and training costs ($1.4 million) and consulting fees related to systems upgrades ($1.1 million), partially offset by the elimination of capital taxes ($4.1 million).
Exploration costs increased by $23.8 million in 2008 compared to 2007 and by $15.1 million in 2007 compared to 2006, primarily due to the expansion of the drilling program at Red Lake and the full ownership of Porcupine and Musselwhite for the entire fiscal year in 2008. Compared to 2006, the increase was due to the development projects acquired from the acquisitions of Placer Dome assets and Glamis in 2006. The increase in total exploration costs is reflective of the Company’s strategy for organic growth.
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.5 million ounces of gold as at December 31, 2008. A $174.7 million impairment charge was recorded in 2006 against the mining interests in Amapari as a result of a reduction in its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, which reflected the exclusion of sulphide mineralization that was previously included and the pending sale of the mine in April 2007.
OTHER INCOME (EXPENSE)

	2008	2007	2006

Interest and other income/expense	$28.3	$20.5	$17.8
Interest expense and financing fees	(7.2)	(44.7)	(44.8)
Share of income of equity investees	3.9	0.1	—
Gain (loss) on foreign exchange	1,058.9	(49.4)	5.3
Loss on non-hedge derivatives	(2.6)	(23.5)	(4.0)
Gain (loss) on securities, net	(105.9)	5.5	(5.0)
Gain on disposition of mining interests	2.6	51.0	—
Gain on disposition of Silver Wheaton shares	292.5	—	109.8
Dilution gain	2.2	10.0	63.8

	$1,272.7	$(30.5)	$142.9

The Company earned $28.3 million of interest and other income in 2008 (2007 – $20.5 million, 2006 $17.9 million). The increase in interest income in 2008 compared to 2007 is primarily due to the increase in cash balance resulting from cash proceeds from the Silver Wheaton sale in the first quarter of 2008. The total cash proceeds of $1.5 billion were partially offset by the $645 million repayment of the balance outstanding on its revolving credit facility.
The Company incurred $7.2 million of interest expense and financing fees in 2008 (2007 – $44.7 million, 2006 – $44.8 million). The decline in interest expense and finance fees in 2008 compared to 2007 is due to the repayment of the balance outstanding on its
34     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
revolving credit facility in the first quarter of 2008 and the exclusion of Silver Wheaton’s non-revolving and revolving term loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008. In 2007, the Company incurred $44.7 million of interest expense and financing fees as a result of borrowings on credit facilities in 2006 to fund the acquisition of certain Placer Dome assets. Prior to the acquisition date of May 12, 2006, the Company did not have any debt outstanding. The interest expense and financing fees for the full 2007 year of $44.7 million is significantly lower than the $44.8 million incurred for the seven month period subsequent to the acquisition date due primarily to the lower rates negotiated on the refinancing of the previously held revolving credit facilities for a $1.5 billion revolving credit facility. The Company capitalized interest of $1.4 million in 2008 (2007 – $10.9 million, 2006 – $ nil) related to the Peñasquito project.
The Company recorded $1,058.9 million of net foreign exchange gains in 2008, resulting primarily from the impact of the weakened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. The Company has a significant amount of future income tax liabilities in excess of $3.5 billion arising from acquisitions of mineral interests, which are monetary items translated each quarter end at current exchange rates to the US dollar, the Company’s functional currency. The reduction in future income tax liabilities was offset by the negative impact of the weakened Canadian dollar on the Company’s significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton sale in the first quarter of 2008. In 2007, the Company incurred $49.4 million of foreign exchange losses, resulting primarily from the impact of the strengthened Canadian dollar on its future income tax liabilities (2006 – $4.8 million foreign exchange gain).
As discussed under “Financial Instruments and Related Risks” below, the Company had entered into copper forward contracts and options on its 2008 production, which settled at the end of 2008. A loss of $2.6 million was recognized on these derivatives in 2008, comprised of a realized loss of $10.2 million on matured contracts and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million (2007 – total loss of $23.5 million, comprised of a realized loss of $19.9 million on matured contracts and a mark-to-market loss of $3.6 million; 2006 – total and mark-to-market loss of $4.1 million).
During the current year, the Company recorded a $105.9 million loss on securities, primarily related to the other than temporary write-down of two of its investments in equity securities classified as available-for-sale (2007 – $5.5 million gain, 2006 – $5.0 million loss).
During the fourth quarter of 2008, the Company recorded a $2.6 million gain ($0.5 million after tax) from the sale of certain mining assets. During the second quarter of 2007, the Company closed the sale of the Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share consideration. The sale resulted in a gain of $40.2 million ($6.5 million after tax). In addition, the Company realized a $10.8 million gain ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax) in the first quarter of 2008. In the fourth quarter of 2006, the Company completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share, for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million ($87.8 million after tax). Prior to the disposition of Silver Wheaton shares on February 14, 2008, stock options, warrants and RSU’s held by non-controlling interests were exercised resulting in 0.1% dilution of the Company’s interests and a dilution gain of $1.8 million.
The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from additional issuance of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007. In 2006, Goldcorp’s interest in Silver Wheaton declined from 59% to 49%, following a Silver Wheaton public offering, and this dilution of interest gave rise to a dilution gain of $61.4 million in 2006.
GOLDCORP      |       35

(in United States dollars, tabular amounts in millions, except where noted)
The Company’s interest in Terrane declined from 68% to 66% in 2008, from 77% to 68% in 2007 and from 81% to 77% in 2006 from additional issuance of common shares by Terrane. This dilution of interest gave rise to a dilution gain of $0.5 million in 2008 (2007 – $8.9 million, 2006 – $2.4 million).
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2008 totalled $295.4 million, approximately 34% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities, write-downs of investments in equity securities, dilution gains, and stock option expense, which are either not subject to taxation, deductible, or likely to be utilizable. In 2007, income and mining taxes were $160.3 million, or 24% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities, dilution gains, and stock option expense (2006 – $154.5 million, or 26%).
The higher effective tax rate in 2008, as compared to 2007, is primarily due the higher taxes payable on the disposition of the Silver Wheaton shares of $155.9 million and the impact of the Ontario Harmonization tax, offset by the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million). The lower effective tax rate in 2007, as compared to 2006, is primarily due to a reduction of future income tax liabilities of $50 million resulting from a 0.5% Canadian tax rate reduction enacted in June 2007, and further Canadian tax rate reductions enacted in December 2007 that will reduce the corporate tax rate by 3.5% over a five-year period. An additional $8.6 million of tax recoveries from the change in estimates related to the recognition of tax benefits arising from non-capital losses also contributed to the lower effective tax rate in 2007. The impact of these tax reductions was partially offset by higher taxes paid on the capital gain arising from the sale of the Peak and Amapari mines and higher non-deductible stock option expenses.
On October 1, 2007, the Government of Mexico enacted legislation which introduced a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The Company was not subject to the flat tax in 2008 and as noted above excess tax credits were utilized to reduce Mexican income taxes payable in 2008.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s non-wholly owned subsidiaries, Terrane (66%), and Silver Wheaton (48%), until February 14, 2008, at which time, Goldcorp disposed of its 48% interest.
Silver Wheaton. In 2006, the Company’s interest in Silver Wheaton decreased from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. Goldcorp’s interest in Silver Wheaton declined marginally, to 48%, during 2007 as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which gave rise to an increase in non-controlling interests of $9.2 million.
In July, 2007, Silver Wheaton entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project for an upfront cash payment of $485 million. During the year, Silver Wheaton repaid a $20 million promissory note to Goldcorp. In September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
On February 14, 2008, the Company disposed of its remaining 48% interest in Silver Wheaton and accordingly removed the Silver Wheaton non-controlling balance from its accounts.
36     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
In the first quarter of 2008, prior to Goldcorp’s disposition of its remaining interest, the Company sold to Silver Wheaton 0.8 million ounces (Year ended December 31, 2007 – 6.9 million; year ended December 31, 2006 – 9.0 million ounces) of silver from a subsidiary at an average price of $3.95 per ounce, for total consideration of approximately $3.3 million (Year ended December 31, 2007 – $27.0 million, year ended December 31, 2006 – $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.1 million (2007 – $0.2 million, 2006 – $0.2 million). This agreement allows for cancellation with 30 days notice at any time and was cancelled in the third quarter of 2008. During 2007, the Company leased office space to Silver Wheaton for approximately $0.2 million per year under a 9-year lease agreement.
The non-controlling interest’s share of net earnings for the year ended December 31, 2008 amounted to $7.3 million (2007 – $47.0 million; and 2006 – $36.5 million).
Terrane. In 2006, the Company received 240 million convertible Series A preferred shares of Terrane at a price of C$0.50 per share. On a convertible basis, Goldcorp owned an 81% equity interest in Terrane, and, as a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane. Later in 2006, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77% at the end of 2006. In 2007, the Company’s interest in Terrane decreased to 68% as a result of additional share issues by Terrane. In June 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. In July 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in an increase in non-controlling interests of $20.1 million. In 2008, the Company’s interest in Terrane decreased to 66% as the result of additional share issues by Terrane. Terrane issued 10.0 million common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. This transaction resulted in an increase in non-controlling interest of $4.5 million.
The non-controlling interest’s share of net earnings for the year ended December 31, 2008 amounted to $0.4 million (2007 – net loss of $0.9 million; and 2006 – net loss of $0.7 million).
GOLDCORP      |       37

(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction closed on December 21, 2007. As a result, the La Coipa operations have been reclassified as discontinued operations, with restatement of prior periods to May 12, 2006, the date of acquisition. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

	2007	2006(1)

Operating Data

Tonnes of ore milled	1,704,100	2,562,300

Average mill head grade (grams/tonne)
– Gold	1.11	0.95
– Silver	183	94
Average recovery rate
– Gold	76%	78%
– Silver	72%	64%
Produced (ounces)
– Gold	46,100	62,400
– Silver	7,235,300	4,777,500
Sold (ounces)
– Gold	42,400	70,100
– Silver	7,402,600	4,345,700
Average realized price (per ounce)
– Gold	$711	$597
– Silver	$13.36	$11.99
Total cash costs per gold ounce (2)	$(1,152)	$(57)

Financial Data

Revenues	$128.8	$93.8
Earnings (loss) from operations	$56.6	$21.6

(1)	The results of the La Coipa mine are included in Goldcorp’s financial results for the period from May 12, 2006, the date of acquisition. For information purposes only, the 2006 column includes the full year results from the La Coipa mine operations, and may not include all of the pro forma comparative financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver production was treated as a co-product, average total cash costs for the year ended December 31, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver (2006 – $305 per ounce of gold and $6.14 per ounce of silver).
Net earnings from discontinued operations, after tax, amounted to $84.7 million in 2007 (2006 – $7.7 million), including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
38     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

	2008	2007	2006

Cash costs, continuing operations
Operating expenses per consolidated financial statements (2)	$1,164.2	$953.8	$613.1
Treatment and refining charges on concentrate sales	25.5	48.4	73.6
By-product silver and copper sales, and other	(426.0)	(576.5)	(603.4)
Alumbrera export retention	(42.9)	(4.6)	—
San Martin operating expenses, in reclamation (3)	(19.6)	—	—
Non-cash adjustments	(0.1)	(5.3)	(17.9)

Total cash costs (by-product)	$701.1	$415.8	$65.4

Divided by ounces of gold sold (3)	2,293,200	2,211,000	1,674,000

Total cash costs (by-product) per ounce of gold (1)	$305	$188	$39

Cash costs, including discontinued operations
Operating expenses per consolidated financial statements (2)	$1,164.2	$1,005.4	$643.8
Treatment and refining charges on concentrate sales	25.5	48.9	73.9
By-product silver and copper sales, and other	(426.0)	(677.4)	(643.2)
Alumbrera export retention	(42.9)	(4.6)	—
San Martin operating expenses, in reclamation (3)	(19.6)	—	—
Non-cash adjustments	(0.1)	(5.3)	(17.5)

Total cash costs (by-product)	$701.1	$367.0	$57.0

Divided by ounces of gold sold (3)	2,293,200	2,253,400	1,708,000

Total cash costs (by-product)per ounce of gold	$305	$163	$33

(1)	If silver and copper production were treated as co-products, total cash costs of continuing operations would be $382 per ounce of gold for 2008 (2007 – $305 per ounce, 2006 – $245 per ounce).

(2)	$67.2 million in royalties for 2008 are included in operating expenses per the consolidated financial statements (2007 – $135.0 million, 2006 – $62.6 million).

(3)	San Martin mine ended its mining process in October 2007, and is therefore excluded from the 2008 figures above.
GOLDCORP     |      39

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

	2008	2007	2006

Net earnings per consolidated financial statements	$1,475.6	$460.1	$408.3
Foreign exchange loss (gain) on revaluation of future income tax liabilities	(1,070.9)	54.6	(4.8)
Unrealized loss (gain) non-hedge derivative , net of tax	(5.3)	2.4	2.6
Loss (gain) on marketable securities, net of tax	105.9	(4.7)	5.0
Dilution gain	(2.2)	(10.0)	(63.8)
Gain on disposition of mining interests, net of tax	(0.5)	(15.6)	—
Gain on disposition of mining interests included in discontinued operations, net of tax	—	(46.4)	—
Gain on disposition of Silver Wheaton, net of tax	(136.5)	—	(87.8)
Write-down of mining interests, net of tax	30.9	—	174.7

Total adjusted net earnings	$397.0	$440.4	$434.2

Weighted average shares outstanding (000’s)	711,862	704,868	435,189

Adjusted net earnings per share	$0.56	$0.62	$1.00

FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including liquidity risk, credit risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2008, the Company generated operating cash flows from continuing activities of $866.0 million (2007 – $650.7 million; 2006 – $763.7 million).
At December 31, 2008 the Company held cash and cash equivalents of $262.3 million (December 31, 2007 – $510.8 million) and had working capital of $286.8 million (December 31, 2007 – $630.4 million).
40     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the previous $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under the facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. At December 31, 2008, there is no amount outstanding under this facility.
On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million ($6.1 million) Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. Terrane has a contractual right to continue to roll over the short-term obligations for the length of the 18-month credit agreement. This amount is included in the Company’s long-term debt at December 31, 2008. At December 31, 2008, the amount outstanding was C$6.5 million ($5.3 million).
At December 31, 2008, the Company had reclamation letters of credit outstanding in the amount of $201.3 million (December 31, 2007 – $ 230.7 million).
Contractual obligations and Guarantees
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

2008						2007
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$294.0	—	—	$—	$294.0	$277.3
Derivative instruments, net	—	—	—	—	—	7.6
Long-term debt re-payments (principal portion)	—	5.3	—	—	5.3	1,064.9
Capital expenditure commitments	245.3	16.9	31.9	—	294.1	530.8
Minimum rental and lease payments	1.6	2.9	2.8	4.1	11.4	19.5

	$540.9	$25.1	$34.7	$4.1	$604.8	$1,900.1

Capital Resources
In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2009, with a focus on bringing Peñasquito to commercial production in January 2010, and further developing Pueblo Viejo are forecasted to be $1.4 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, the $1.5 billion undrawn credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp share).
For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
GOLDCORP      |       41

(in United States dollars, tabular amounts in millions, except where noted)
During the year ended December 31, 2008, the Company invested a total of $1,372.0 million in mining interests, including $99.6 million at Red Lake, $81.7 million at the San Dimas and Los Filos operations, $751.9 million at Peñasquito, $120.4 million at Pueblo Viejo, $99.0 million at Éléonore and $10.5 million at Cerro Blanco. These expenditures were funded primarily by cash proceeds from the Silver Wheaton share sale and cash flows from operations during the year. In addition, the Company completed the acquisition of Gold Eagle for total consideration of $1.3 billion. Upon closing of the transaction, the Company paid $701.3 million in cash and $585.5 million in common shares, stock options, warrants, previously owned Gold Eagle shares and accrued liabilities. Total assets were $19.0 billion at December 31, 2008 compared to $19.0 billion at December 31, 2007.
Goldcorp has agreed to guarantee Terrane’s non-revolving term loan credit facility in exchange for a one-time option to convert its fully diluted-in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The option can only be exercised during the term of the credit agreement, and only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit.
As at March 10, 2009, there were 729.9 million common shares of the Company issued and outstanding and 13.1 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between $2.05 per share to $39.77 per share. In addition, the Company had 9.2 million share purchase warrants outstanding, of which 8.4 million are exchangeable for 8.4 million common shares at an exercise price of C$45.75 per share until June 9, 2011. The remaining 0.8 million share purchase warrants are exchangeable for 0.8 million common shares at an exercise price of C$34.76 per share until June 26, 2011.
Cash dividend payments for the period totalled $128.7 million (2007 – $126.9 million, 2006 – $79.1 million).
Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2008	2007

Cash and cash equivalents	$262.3	$510.8
Accounts receivable	178.6	154.5

	$440.9	$665.3

Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals . The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash
42     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. As a result of the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008, the Company recorded $3.5 billion of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

2008	Cash and	Accounts	Income	Accounts	Long term	Future
	cash	receivable	and	payable	debt	income tax
	equivalents	and other	mining	and		liabilities
		current	taxes	accrued
		and long-	receivable	liabilities
		term	(payable)
		assets

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

2007	Cash and	Accounts	Income and	Accounts	Long term	Future
	cash	receivable	mining taxes	payable	debt	income tax
	equivalents		receivable	and		liabilities
			(payable)	accrued
				liabilities

Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$—	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	—	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	—	(163.5)
Guatemalan quetzal	0.4	—	—	(12.5)	—	(0.4)

	$34.8	$51.2	$43.3	$(234.3)	$—	$(3,386.7)

During the year ended December 31, 2008, the Company recognized a gain of $1,058.9 million on foreign exchange (2007 – loss of $49.4 million; 2006 – gain of $5.3 million). Of this amount, $1,070.9 million resulted from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – $54.6 million foreign exchange loss; 2006 – $4.6 million foreign exchange gain). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $207.1 million increase or decrease in the Company’s after-tax net earnings.
Goldcorp’s Risk Management Policy includes the ability to hedge to reduce the risk associated with currency fluctuations. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter.
The Company has entered into Canadian dollar and Mexican peso forward purchase contracts subsequent to December 31, 2008 to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures. No currency hedging activities were undertaken in 2007, as favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.
GOLDCORP      |       43

(in United States dollars, tabular amounts in millions, except where noted)
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates. The Company did not have any borrowing outstanding at December 31, 2008, other than the $5.3 million drawn on Terrane’s term loan. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2008 on its outstanding borrowings was 4.12% (2007 – 5.63%). A 10% increase or decrease in the interest rate on Terrane’s term loan would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.68% (2007 – 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.5 million increase or decrease in the Company’s after-tax net earnings.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $113.4 million increase or decrease in the Company’s after-tax net earnings.
The Company does not hedge gold sales. Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to fluctuations in copper prices. At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production. During the year, the Company realized a loss of $10.2 million on matured contracts and recorded a reversal of mark-to-market losses recognized in previous years of $7.6 million. The Company realized a loss of $19.9 million on matured contracts and recorded a mark-to-market loss of $3.6 million in the year ended December 31, 2007. In 2006 the Company recorded a mark-to-market loss of $4.1 million on copper forward contracts.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $7.0 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as prices in Mexico are regulated by the government. As and when it is determined to be favourable, the Company will consider hedges against diesel fuel price fluctuations in Canada and the United States. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
44     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2008, the Company’s operations were conducted in Canada, the United States, Mexico, Argentina, Guatemala, Dominican Republic and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
GOLDCORP     |     45

(in United States dollars, tabular amounts in millions, except where noted)
Other
For further information regarding the Company’s operational risk, please refer to the section entitled “Description of the Business — Risk Factors” in the annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2008 consolidated financial statements describe all of the significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2008, the average cost of inventory is significantly below its net realizable value.
Mining Interests
The Company records mining property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-commercial production expenditures net of revenues received, until the commencement of commercial production.
A significant portion of the Company’s mining properties, plant and equipment is depreciated and amortized on a unit-of-sale basis. Under the unit-of-sale method, the calculation of depreciation, depletion and amortization of mining properties, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the recorded value of its mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether there has been an impairment of its capitalized mining properties, plant and equipment. For producing properties, this assessment is based on expected future net cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mining properties, plant and
46     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
equipment, which would reduce the Company’s earnings and net assets. A review of the Company’s mining properties, plant and equipment at December 31, 2008 indicated that their estimated undiscounted net cash flows are significantly in excess of their carrying values, with the exception of the Pamour open pit at Porcupine Gold Mines for which a write-down of $30.9 million after tax ($47.1 million before tax) was recorded.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. A review of the Company’s reporting units indicated there is no impairment of goodwill at December 31, 2008.
Reclamation Obligations
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. At the end of each period, the liability is increased to reflect the passage of time (accretion expense). Adjustments to the liability are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying value of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-sale method. If the estimates of costs or of recoverable mineral resources prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the recorded value of its mining properties or increase the amount of future depreciation, depletion and amortization expense. A write-down of the recorded value of mining properties due to changes in estimates of costs will have a corresponding impact to the liability and no impact to net assets. An increase to future depreciation, depletion and amortization expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
During the year, the Company recognized a change in estimate of site closure and reclamation costs as a result of additional disturbance of the environment caused by the Company’s mining activities. Assumptions used in determining the Company’s obligation at December 31, 2008 include an inflation rate of 2%, discount rate of 5%, and the Canadian dollar and Mexican peso at $1.10 and $11.59, respectively, to the US dollar. A 10% increase or decrease in inflation, discount rate and exchange rates would result in an increase or decrease of $3.3 million to the reclamation and closure cost obligation at December 31, 2008.
GOLDCORP     |     47

(in United States dollars, tabular amounts in millions, except where noted)
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not, more likely than not, to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax assets and liabilities recorded at the balance sheet date.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in earnings. Of the $1,058.9 million in gain on foreign exchange recognized during the year ended December 31, 2008, $1,070.9 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Accounting Policies Implemented Effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting. As a result of adopting these new standards: the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments; a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measured at fair value instead of cost; and a non-cash decrease of $1.5 million to opening retained earnings for the change in accounting for debt financing costs.
48     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Accounting Policies Implemented Effective January 1, 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. The new CICA Handbook Sections 3862 — Financial Instruments — Disclosure and 3863 - Financial Instruments — Presentation which replaced Section 3861 — Financial Instruments - Disclosure and Presentation (“Section 3861”) incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. The new CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with the capital requirements and, if the entity has not complied, the consequences of such non-compliance.
The new CICA Handbook Section 3031 — Inventories (“Section 3031”), which replaced CICA Handbook Section 3030 — Inventories, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations. The amount of inventories recognized as an expense during the period is included in “operating expenses” in the Statements of Earnings.
On January 1, 2008, the Company adopted EIC 172 — Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC 172”). EIC 172 requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in other comprehensive income should be recognized in net income. The adoption of EIC 172 did not result in a material impact on the Company’s consolidated financial statements.
Accounting Policies to be Implemented Effective January 1, 2009
In February 2008, the CICA issued a new Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Section 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and Section 3450 — Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of this new section in 2009 will not have a material on the Company’s consolidated financial statements.
Accounting Policies to be Implemented Effective January 1, 2011
In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 — Business Combinations and 1600 - Consolidated Financial Statements. Section 1582 establishes standards for the accounting for a business combination that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
GOLDCORP     |     49

(in United States dollars, tabular amounts in millions, except where noted)
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.
During the fourth quarter of 2008, the Company commenced the scoping and planning phase of its changeover plan. The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has substantially completed the scoping and planning phase. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration the implementation process and assess their impacts on the organization and its reporting.
OUTLOOK
The Company expects to produce 2.3 million ounces of gold at an average cash cost of $365 per ounce in 2009. Forecast production increases at most of Goldcorp’s mines are expected to be offset by significant planned declines at Alumbrera and El Sauzal. Gold production levels on a quarterly basis are expected to be generally consistent throughout 2009. Assumptions used to forecast total cash costs for 2009 include a by-product silver price of $10.00 per ounce, a by-product copper price of $1.75 per pound, an oil price of $65 per barrel and the Canadian dollar and Mexican peso at $1.20 and $12.50 respectively to the US dollar.
Capital expenditures for 2009 are forecast at $1.4 billion, including $530 million for Peñasquito and $430 million for Pueblo Viejo. Exploration expenditures in 2009 are expected to amount to $95 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year. General and administrative expense is forecast at $74 million for the year. Depreciation and depletion expense is expected to be $472 million, and the Company expects an overall effective tax rate of 40% for 2009.
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(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on that evaluation, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will
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(in United States dollars, tabular amounts in millions, except where noted)
succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
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(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2008, dated March 10, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
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